MMTEC, INC.

c/o MM Future Technology Limited

Room 2302, 23rd Floor

308 Central Des Voeux

308 Des Voeux Road Central

Sheung Wan, Hong Kong

July 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Matthew Crispino

Re:	MMTec, Inc.

Registration Statement on Form F-3

Registration No. 333-288881

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MMTec, Inc., a British Virgin Islands company (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on August 4, 2025, or as soon thereafter as possible on such date.

Once the Registration Statement has been declared effective, please confirm that event with Jeffrey Kennedy of ArentFox Schiff LLP at (312) 258-5526.

Very truly yours,

MMTEC, INC.

By:	/s/ Min Kong
	Name:	Min Kong
	Title:	Chief Financial Officer